

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

April 24, 2008

Mr. William R. Johnson
Chairman of the Board, President and Chief Executive Officer
HJ Heinz Company
World Headquarters
600 Grant Street
Pittsburgh, Pennsylvania 15219

Re: HJ Heinz Company
Annual Report on Form 10-K
Filed June 21, 2007
Schedule 14A
Filed July 3, 2007
File No. 1-03385

Dear Mr. Johnson:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director